UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-38392

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q

For Period Ended: December 31, 2021

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I- Registrant Information

Full Name of Registrant:	Blink Charging Co.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	605 Lincoln Road, 5th Floor

City, State and Zip Code:	Miami Beach, Florida 33139

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

The Registrant has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for those reasons set forth below.

Blink Charging Co. (the “Company”) became a large accelerated filer on June 30, 2021 for the first time which resulted in a significantly shortened filing deadline to file its Annual Report of 60 days rather than 90 days when the Company was a smaller reporting company. Commencing with this Annual Report, the Company is now (for the first time) subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX Act”). In addition, as disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 13, 2021, the Company acquired all of the outstanding capital stock of Blue Corner NV, a Belgian company, which requires additional year-end audit procedures in conjunction with the Company’s audited consolidated financial statements.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the audit of the Company’s financial statements, finalizing those disclosures and conclusions required by Section 404(b) of the SOX Act, and procedures and conclusions relating to management’s assessment of the effectiveness of internal controls, and the Company is therefore unable to file the Annual Report by March 1, 2022, the prescribed filing due date. The Company is working diligently to complete the necessary work. The Company expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Michael P. Rama, CFO	(305)	521-0200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

Since the last Form 10-K was filed, the Company has completed an acquisition of a new business as indicated in Part III above. The Company is expecting to report in its Annal Report increased revenues and expenses compared to the year ended December 31, 2020 as a result of this acquisition. The audit procedures for the acquired business have not been completed and although the Company believes that the increases in revenues and expenses will be material to the Company’s financial statements, the Company is reluctant to disclose estimates for the year ended December 31, 2021 as of the date hereof until completion of the audit procedures which will be completed within the 15-day extension requested. The Company expects to file its Annual Report no later than March 16, 2022.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Blink Charging Co.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 25, 2022	By:	/s/ Michael P. Rama
Michael P. Rama
Chief Financial Officer

Page 4 of 4